UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                           Boston Biomedica, Inc.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 100560 10 1
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                               (CUSIP Number)

                        Nutter, McClennen & Fish, LLP
                           World Trade Center West
                            155 Seaport Boulevard
                            Boston, MA 02210-2604
                        Attn: Michael J. Bohnen, Esq.
                                617-439-2000
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               March 25, 2003
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           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 8 Pages)

____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100560 10 1           SCHEDULE 13D              Page 2 of 8 Pages

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          R. Wayne Fritzsche

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]
                                                              (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      00 (see Item 3)

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                               [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

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NUMBER OF           7   SOLE VOTING POWER

SHARES                  3,000
                    -------------------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER

OWNED BY                - 0 -
                    -------------------------------------------------------
EACH                9   SOLE DISPOSITIVE POWER

REPORTING               3,000
                    -------------------------------------------------------
PERSON              10  SHARED DISPOSITIVE POWER

WITH                    - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
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14    TYPE OF REPORTING PERSON

      IN
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


CUSIP No. 100560 10 1           SCHEDULE 13D              Page 3 of 8 Pages

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Russell B. Richerson, Ph.D.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]
                                                              (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      00 (see Item 3)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                               [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

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NUMBER OF           7   SOLE VOTING POWER

SHARES                  3,000
                    -------------------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER

OWNED BY                2,000
                    -------------------------------------------------------
EACH                9   SOLE DISPOSITIVE POWER

REPORTING               3,000
                    -------------------------------------------------------
PERSON              10  SHARED DISPOSITIVE POWER

WITH                    2,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
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14    TYPE OF REPORTING PERSON

      IN
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


CUSIP No. 100560 10 1           SCHEDULE 13D              Page 4 of 8 Pages

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Richard T. Schumacher
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]
                                                              (b) [_]
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3     SEC USE ONLY

---------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00 (see Item 3)
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                               [_]
---------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

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NUMBER OF           7   SOLE VOTING POWER

SHARES                  707,907
                    -------------------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER

OWNED BY                -0-
                    -------------------------------------------------------
EACH                9   SOLE DISPOSITIVE POWER

REPORTING               707,907
                    -------------------------------------------------------
PERSON              10  SHARED DISPOSITIVE POWER

WITH                    -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      707,907
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%
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14    TYPE OF REPORTING PERSON

      IN
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

Item 1.  Security and Issuer.

      The class of equity securities to which this statement on Scheduled 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock") of Boston Biomedica, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 375 West Street, West Bridgewater, MA 02379.

Item 2.  Identity and Background.

      (a)-(c) This statement is being filed by a group of shareholders of the Issuer acting as The Boston Biomedica Shareholders Committee (the "Committee"). The Committee is an unincorporated association with a principal place of business c/o Richard T. Schumacher, 65 Black Pond Lane, Taunton, MA 02780. The following individuals (collectively, the "Reporting Persons") constitute the Committee: R. Wayne Fritzsche, Russell B. Richerson, Ph.D, and Richard T. Schumacher.

      Mr. Fritzsche is Chief Executive Officer for Fritzsche & Associates, Inc., a technology and strategic consulting firm. His address is 18925 St. Laurent Drive, Lutz, FL 33558.

      Dr. Richerson is a consultant to Prometheus Laboratories, Inc., a specialty pharmaceutical and diagnostic company. His address is 5050 East Gleneagles Drive, Tucson, AZ 85718.

      Mr. Schumacher is the founder and former Chief Executive Officer of the Issuer, and he currently is a director of the Issuer. His address is 65 Black Pond Lane, Taunton, MA 02780.

      (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) All of the Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      Mr. Fritzsche acquired all of the Common Stock reported by him in
Item 5 below as consideration for service on the Scientific Advisory Board of the Issuer.

      Dr. Richerson purchased 2,000 shares of the Common Stock reported by him in Item 5 below in two separate open market purchases of 1,000 shares each on or about November 9, 2000 and December 1, 2000 and used an aggregate of $5,410 of personal funds for such purchases. Dr. Richerson acquired the remainder of the Common Stock reported by him in Item 5 below as consideration for service on the scientific Advisory Board of the Issuer.

      Mr. Schumacher purchased 632,907 shares of the Common Stock reported by him in Item 5 below in connection with the founding of the Issuer and used an aggregate of approximately $2,500 of personal funds for such purchase. Mr. Schumacher purchased an additional 75,000 shares of the Common Stock reported by him in Item 5 below pursuant to the exercise of stock options and used an aggregate of approximately $122,500 of personal funds for such purchase.

Item 4.  Purpose of Transaction.

      No shares of Common Stock reported in Item 5 below were acquired in contemplation of the formation of the Committee.

      Mr. Schumacher has nominated Mr. Fritzsche and Dr. Richerson (the "Nominees") for election as directors of the Issuer at the forthcoming annual meeting of stockholders or special meeting in lieu of the annual meeting. Each member of the Committee who is a stockholder of the Company entitled to vote at such meeting intends to appear in person or by proxy at the meeting to vote for the Nominees. The Nominees have agreed to support Mr. Schumacher's reinstatement as Chief Executive Officer of the Company on the same terms and conditions as were in effect prior to the termination of his employment by the Company or such other reasonable terms as may be approved by the Board of Directors. Mr. Schumacher has agreed to indemnify the Nominees against any legal fees they incur in connection with any claims that may be brought against them related to their nomination.

      The Committee supports the engagement by the Issuer of William Blair & Company, L.L.C., an investment banking firm, to advise the Issuer in the evaluation of strategic opportunities aimed at increasing shareholder value and increasing the capital needed for growth, as described in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

      The Committee reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

Item 5.  Interest in Securities of the Issuer.

      (a) The aggregate number and percentage of Common Stock to which this Statement relates is 715,907 shares, representing 10.4% of the shares of Common Stock outstanding. The Reporting Persons beneficially own such Common Stock as follows:


Name                              Shares of Common Stock    % of Class
----                              ----------------------    ----------

R. Wayne Fritzsche (1)                     3,000                0.0%

Russell B. Richerson, Ph.D (2)             5,000                0.0%

Richard T. Schumacher (3)                707,907               10.3%

      TOTAL                              715,907               10.4%

<F1>  Includes 3,000 shares issuable pursuant to options that currently are exercisable.
<F2>  Includes 3,000 shares issuable pursuant to options that currently are exercisable.
<F3>  Includes 70,000 shares issuable pursuant to options that currently are exercisable.

      (b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock reported for such person, except that Dr. Richerson shares voting and dispositive power with respect to 2,000 shares that are held by the Richerson Living Trust dated 9/22/00, of which Dr. Richerson is a co-trustee with his wife, with whom he shares voting and investment power over these shares.

      (c)   During the past 60 days or since the most recent filing on
Schedule 13D, whichever is less, none of the Reporting Persons has effected any transactions in the Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Schumacher has pledged 629,657 shares of the Common Stock reported by him in Item 5 above to a financial institution as security for a loan to an entity controlled by him. The loan is personally guaranteed by Mr. Schumacher. The Issuer maintains a junior subordinated security interest in these shares in connection with a $1 million payment made by it pursuant to a guarantee of such loan.

      Except as disclosed in Item 4 above or in this Item 6, none of the Reporting Persons presently has any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 4, 2003                    R. Wayne Fritzsche
                                       Russell B. Richerson, Ph.D.
                                       Richard T. Schumacher

                                       By: /s/ Richard T. Schumacher
                                           -------------------------
                                           Richard T. Schumacher
                                           Attorney-in-Fact

                                  Exhibit A

                           JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13D (including any amendments thereto, the "Statement") with respect to the common stock, par value $.01 per share, of Boston Biomedica, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.



Date: March 26, 2003                   /s/ R. Wayne Fritzsche
                                       ----------------------
                                       R. Wayne Fritzsche

Date: March 27, 2003                   /s/ Russell B. Richerson
                                       ------------------------
                                       Russell B. Richerson

Date: March 27, 2003                   /s/ Richard T. Schumacher
                                       -------------------------
                                       Richard T. Schumacher